

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Mr. Kyle Gotshalk
President and Director
VSUS Technologies Incorporated
18565 Soledad Canyon Road #153
Canyon Country, CA 91351

> **Re:** **VSUS Technologies Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 333-51274**

Dear Mr. Gotshalk:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that your financial statements were audited by Larry O'Donnell, CPA, P.C. Effective December 14, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. You can find a copy of the order at
        http://pcaobus.org/Enforcement/Adjudicated/Documents/Larry_O_Donnell.pdf

As Larry O'Donnell, CPA, P.C. is no longer registered with the PCAOB, you may not include his audit reports in your filings with the Commission. If Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Larry O'Donnell, CPA, P.C. We believe the revocation of the accountant's PCAOB registration would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

Please advise us as to how you intend to address this matter.

Note 1 – Business and Acquisition

Basis of Presentation, page F-8

2.   We note your disclosure here and in your MD&A discussion on page 17 that the company is a development stage enterprise. Please tell us how you considered the financial statement presentation requirements under ASC 915-205-45-1 which includes presenting cumulative amounts from inception to your most recent period end date for your consolidated statements of operations, cash flows and changes in stockholders' deficiency.

Item 8A. Controls and Procedures, page 18

3.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2009. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

   ▪   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

4.   In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Exhibit 31.1

5.   We note that you included only a Certification pursuant to Section 302(A) of the Sarbanes-Oxley Act of 2002 signed by your Chief Executive Officer. We further note that Exchange Act Rule 13a-14(a) states that each principal executive and principal financial officer of the issuer, or persons performing similar functions, at the time of filing of the report must sign a certification. Please include certifications signed by your principal executive officer and principal financial officer in future filings including Forms 10-K and 10-Q.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

6.   We note that your Chief Executive Officer and Chief Financial Officer concluded that "at June 30, 2010, [y]our disclosure controls and procedures are ineffective." Please confirm whether your disclosure controls and procedures are effective or ineffective as of September 30, 2010 and revise your filing accordingly. To the extent that your disclosure controls and procedures are ineffective, please revise to disclose in greater detail the nature of the material weaknesses identified in your disclosure, when they were identified and by whom, and when the material weaknesses began.

7.   We note that while your disclosure controls and procedures were not effective as of the end of the reporting period covered by the report, you have implemented changes that you believe will make your "financial reporting process effective as of the date of this filing." Revise to expand the disclosure to explain how management has determined that disclosure controls and procedures are now effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief